LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

February 1, 2017

Via EDGAR

Mr. Christian Windsor

Special Counsel, Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PCSB Financial Corporation

Registration Statement on Form S-1

Filed December 12, 2016

File No. 333-215052

Dear Mr. Windsor:

On behalf of PCSB Financial Corporation (the “Company”), filed herewith is Pre-Effective Amendment No. 1, including exhibits, to the above referenced Registration Statement, which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated January 5, 2017. To aid your review, the Staff’s comments are reproduced below, followed by the Company’s responses.

Summary, page 1

How We Determined the Offering Range and the $10.00 per Share Offering Price, page 5

1.    Revise this section, and make corresponding but more detailed revisions to your disclosure on page 119 to note the reasons that RP Financial noted in its appraisal to discount the value of PCSB’s stock compared to the peer group, including its lower ROE and credit risks.

The disclosure on page 4 of the prospectus have been revised in response to this comment.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Mr. Christian Windsor

February 1, 2017

Risk Factors, page 14

Changes in interest rates could hurt our profits, page 15

2.    Revise this section to discuss your exposure to an increase in interest rates, as expressed in your interest rate simulation disclosed on page 81.

The disclosure on page 16 of the prospectus has been revised in response to this comment.

Our return on equity may below following the offering…, page 21

3.    We note that in the appraisal, RP financial stated that it had discounted the appraised value of your equity since your ROE was already lower than your peer group. Revise this risk factor to disclose your current ROE, as well as the pro forma ROE at the midpoint.

The disclosure on page 21 of the prospectus has been revised in response to this comment.

Subscriptions by Officers and Directors, page 116

4.    Please amend or advise the Staff with respect to the 30,000 shares intended to be purchased by PCSB CEO Joseph D. Roberto. In this regard, we note the Offering imposes a purchase limit for individuals participating in the Offering of up to 20,000 shares, while individuals acting in concert may purchase a maximum of 30,000 shares. Have you waived the purchase limitations for Mr. Roberto, or does this represent purchases by both Mr. Roberto and his affiliates? If you have waived the purchase limitations, make corresponding changes to your disclosure throughout the document.

Please be advised that the intended purchases by Mr. Roberto represent those by both him and his affiliates, not a waiver of the purchase limits.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Mr. Christian Windsor

February 1, 2017

If you have any questions concerning this matter, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

cc:	Katelyn Donovan, SEC

Stephen Kim, SEC

William Schroeder, SEC

John F. Vogel, FDIC New York

Larisa M. Collado, FDIC Washington, DC

Annmarie Boyd, FDIC Washington, DC

Ivan J. Hurwitz, Federal Reserve Bank of New York

Joseph D. Roberto, PCSB Bank

Scott Nogles, PCSB Bank

Clifford Weber, PCSB Bank

Kip Weissman, Esq.